EXHIBIT (a)(1)(vi)

To Cumberland Pharmaceuticals Inc. Employees, Directors and Advisors Eligible for the Exchange Program:

The Cumberland Exchange Program with respect to certain outstanding stock options under Cumberland’s 1999 Plan, 2007 Plan and 2007 Directors’ Plan will close in 11 business days, at 11:59 p.m. EDT on Friday, May 21, 2012. In order to participate in the Exchange Program, your Election Form and Information Sheet must be received by that deadline.

Participation in the Exchange Program is voluntary. You may have decided not to participate, or you may not yet have had the opportunity to make your election. In either case, please be sure to read the materials you have received carefully and consult with your personal financial advisor. Should you wish to change your decision or want to submit your Election Form to participate, please follow the instructions in your materials, and submit your Election Form and Information Sheet to Cumberland Pharmaceuticals Inc. by scanning the form and e-mailing it to: optionexchange@cumberlandpharma.com. In the subject line of the email please state: “Exchange Program.”

DO NOT send Election Forms via inter-office mail or hand deliver. Election Forms must be received by email at optionexchange@cumberlandpharma.com with “Exchange Program” in the subject field before 11:59 p.m. EDT on Friday, May 21, 2012.

The Exchange Program materials contain important information for employees and advisors, including an offering memorandum that should be read carefully prior to making a decision whether to participate in the Exchange Program. These written materials and other documents may be obtained free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

Eligible Persons may obtain, free of charge, a written copy of the offering memorandum and other materials by calling Michelle Mays at (615) 255-0068 or sending an e-mail to mmays@cumberlandpharma.com.